DiVall Insured Income Properties 2, L.P.
Quarterly News

BID PROCESS CONCLUDED WITHOUT SALE

Under the Sealed Bid Procedure Terms and Conditions (the "Procedures") communicated to all prospective bidders, the deadline for submitting bids complying with the Partnership's Procedures was September 28, 2018 (the "Bid Deadline").

On October 2, 2018, the General Partner determined that no bid response received by the Bid Deadline satisfied the terms and conditions of the Procedures. Accordingly, the General Partner has determined it is in the best interests of the Partnership to suspend its efforts with respect to consummating the sale of substantially all of the Partnership's properties and the subsequent liquidation of the Partnership, and the sealed bid process has been terminated due to failure to receive a compliant bid.

However, the bid process (as well as subsequent discussions with prospective Buyers) did substantially affirm recent annual Net Unit Value estimates provided each calendar year end. Please see the Questions & Answers section on NUV on page 3 of this Newsletter.

HURRICANE FLORENCE

During the sealed bid process, Hurricane Florence struck South Carolina, where 6 of our 10 properties are located. None of these stores were closed for any significant time due to damage. The two stores in Charleston had governmental limitations affecting evacuations and highway access for trucks servicing businesses. All SC stores have resumed normal operations.

ISSUES RESOLVED DURING BID PROCESS

- The Phase II environmentals indicated as required for 3 of the 10 properties came back "no further action required".
- The Wendy's destroyed by a July 2018 fire in Augusta, GA has progressed well on its reconstruction timeline (estimated insured/tenant cost in excess of $1,600,000) and is currently projected to re-open in March 2019. The new store will feature a beautiful contemporary Wendy's design.
- The vacant property in Martinez, GA (expired Wendy's lease, not renewed due to weak sales) has been leased to a growing company, Brakes4Less, for a 10-year term at $60,000 per year, with periodic rent escalations. The lease is triple-net, meaning the tenant must pay all property operating costs, including maintenance, repairs, utilities, property taxes, and insurance. The inspection period for city approvals and permits expires December 29, 2018. The store is expected to open April 2019.
- All title and surveys have been updated after over 30 years.

INSIDE THIS ISSUE

ISSUES REMAINING AFTER BID PROCESS

- The Applebee's franchisee that filed for Chapter 11 bankruptcy does not have to "accept" or "reject" leases until court appearance scheduled for December 4, 2018.
- 8 of our 10 stores have a "right of first refusal" ("ROFR") granting the tenant 30 days to match a buyer's contract price. Prospects in the bid process did not furnish the all-important individual property purchase price allocations of a total portfolio contract price. The individual property allocation is an essential piece in the ROFR strategy of any Buyer relative to the existing tenant.

STRATEGIC REVIEW OF NON-CORE ASSETS

In recent years, the General Partner has aimed to revamp the Partnership's original portfolio to consist of major franchise names (Wendy's and Applebee's). Fundamentally, we believe streamlining to core assets is the best approach to facilitate any future disposition of our productive Wendy's stores as a single portfolio. Within the next three months, we intend to individually market three (3) non-core properties with characteristics that we believe may impede any Wendy's portfolio sale.

- We expect the Applebee's franchisee to "accept" the lease in court. The franchisee is paying rent and is currently operating the store and growing sales. We believe this individual asset may be attractive to buyers seeking a tax-deferred transaction.
- When the Brakes4Less store in Martinez, GA opens and commences paying rent, we intend to market the property subject to the new 10-year lease for sale with the same broker that procured the lease.
- Although the lease for the Wendy's at 1730 Walton Way in Augusta, GA features a ROFR, we believe the tenant will decline the ROFR unless the purchase price is significantly below the property's 2017 appraised value of $1,400,000. We believe this individual property is also a good candidate for a buyer seeking a tax-deferred transaction.

We cannot assure that any of these sales will be completed.

NORMAL Q3 DISTRIBUTION TO RESUME

As originally budgeted, **$100,000 ($2.16 per unit)** will be distributed for the third quarter of 2018 on or about November 15, 2018.

EARLIER PERCENTAGE RENT DISTRIBUTION

Unlike prior years when we paid the annual percentage rent distribution with the first quarter distribution in May, we plan to pay the 2018 percentage rent distribution on or about February 15, 2019 instead of May 15, 2019. We expect to receive the percentage rents in January 2019. Although we will receive about $62,000 less percentage rent in 2018 on the Wendy's destroyed by fire (compared to 2017 for this store), we still expect to distribute $500,000 ($10.80 per unit) from available percentage rents.

Access to Additional Financial Information

For further quarterly 2018 unaudited financial information, see the Partnership's interim financial reports filed as part of the Partnership's Form 10-Q. A copy of this filing and other public reports can be viewed and printed free of charge at the Partnership's website at www.divallproperties.com or at the SEC's website at www.sec.gov. The Partnership's 2017 Annual Report on Form 10-K was filed with the SEC on March 23, 2018, which also can be accessed via the websites listed.

Distribution Highlights

Since the Partnership's initial capital raise of $46 million which concluded in 1990, the Partnership has distributed approximately $77 million to Limited Partner investors, from both operations and strategic sales. Let's explore some facts surrounding the initial capital raise and the former general partners' early distributions to better evaluate the actual return on "invested" capital. Of the $46 million capital raise, approximately $7 million was paid for "syndication" costs (broker commissions, etc.). Therefore, less than $39 million was actually available to invest in properties. The capital "raise" closed on March 31, 1990 and the original general partners were removed in February 1993. The original general partners (Gary DiVall and Paul Magnuson) received distributions of over $1.5 million before being removed. For context, we (The Provo Group, Inc.) have received total distributions of $150,000 in the last 25 years of our general partner duties.

FORWARD LOOKING STATEMENTS

Forward-looking statements may differ materially from actual results. Investors are cautioned not to place undue reliance on forward-looking statements, such as "intends," "plan," "anticipates," "believes," "could," "estimate," "expect," "projects," "aim," or other variations on these terms, which reflect the Partnership's management's view only as of November 15, 2018, the date this newsletter was sent for printing and mail assembly. The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of the General Partner to find a suitable purchaser for any marketed properties, inability to agree on an acceptable purchase price or contract terms, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

QUESTIONS & ANSWERS

❖ ***When can I expect to receive my next distribution mailing?***

Your distribution correspondence for the Fourth Quarter of 2018 is scheduled to be mailed on or about February 15, 2019.

❖ ***What was the estimated December 31, 2017 Net Unit Value ("NUV")?***

Management has estimated the December 31, 2017 Net Unit Value of each interest of the Partnership to approximate $380. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the independent third-party appraisal valuation methodology was based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

- an investor would be able to resell his or her Units at this estimated NUV;
- an investor would ultimately realize distributions per Unit equal to the Partnership's estimated NUV per Unit upon the liquidation of all of the Partnership's assets and settlement of its liabilities;
- the Units would trade at the estimated NUV in a secondary market; or
- the methodology used to estimate the Partnership's NUV would be acceptable under ERISA for compliance with its reporting requirements.

❖ ***How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?***

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

❖ ***What is the meaning of the word "Insured" in the name of this investment?***

In the offering materials from the late 1980's, sponsored by the former general partners, there was a representation (but no "guarantee") that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990's.

In other words, the former general partners were "fast and loose" with professing the concept of "Insured" and the next and final partnership they sold did not use the term in the investment's name.

CONTACT INVESTOR RELATIONS TO UPDATE PERSONAL INFORMATION (ADDRESS, TELEPHONE, ETC.):

MAIL:	DiVall Investor Relations c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901	**PHONE:** **FAX:**	1-800-547-7686 1-415-485-4553

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.